TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC.V
Pink Sheet Symbol: TRYLF

TERYL RESOURCES INCREASES PRIVATE
PLACEMENT FROM $750,000 TO $900,000

For Immediate Release: February 5, 2008, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC) announces that, further to its News Release dated January 8, 2008, the Company has increased the aggregate number of units available from 5,000,000 units to 6,000,000 units to raise up to $900,000. The unit price will remain at $0.15 per unit, with each unit consisting of one common share and one common share purchase warrant, with each warrant entitling the holder thereof to acquire one additional common share of Teryl from treasury at an exercise price of $0.20 per share for a period of one year from the closing of the offering.

In addition, Teryl as entered into a Finder’s Fee agreement with Canaccord Capital Corporation (“Canaccord”). Canaccord will be paid an 8% cash commission for each subscription attributable to Canaccord’s efforts. Canaccord will also receive broker warrants to subscribe for that number of Units equal to 8% of the number of Units issued under the Offering attributable to Canaccord's efforts. Each broker warrant will entitle Canaccord to purchase one common share of Teryl Resources Corp. at a price of $0.20 for a period of one year from the date of closing the private placement. No cash commission or broker warrants will be payable in respect of subscriptions from certain insiders and certain other designated potential subscribers.

Directors, officers and other insiders of Teryl may participate in the offering. Net proceeds of approximately $808,000 from this private placement will be used for accounts payable and working capital purposes. The Company will pay a finder's fee in accordance with the policies of the TSX Venture Exchange in cash and broker warrants. All securities issued under the private placement are subject to a hold period expiring four months and one day from the closing date. The closing of the private placement is subject to the approval of the TSX Venture Exchange.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K; NYSE: KGC) (80% Kinross/20% Teryl). The Company’s other Alaska holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF); the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross; and a 100%-interest in the West Ridge property. In Arizona, Teryl has a 100% interest in seven patented claim blocks, consisting of 248 acres, in the Warren Mining District, Cochise County, Arizona. The seven patented claim blocks are called the Gold Hill prospect, which includes the Old Gold Hill mine. Teryl also has one joint venture silver prospect located in Northern BC, Canada. Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Press Release contact information:

For further information, please contact:

John Robertson
President, Teryl Resources Corp.
T: 800-665-4616
www.terylresources.com

Renmark Financial Communications
Dan Symons : dsymons@renmarkfinancial.com
John Boidman : jboidman@renmarkfinancial.com
T: (514) 939-3989
F : (514) 939-3717
www.renmarkfinancial.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities of the Company have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.